UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
April 3, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date April 3, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Annual General Meeting of Metso Corporation: dividend of EUR 1.50 per share
(Helsinki, Finland, April 3, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
The Annual General Meeting of Metso Corporation approved today the accounts for 2006 as presented by the Board of Directors and voted to discharge the members of the Board of Directors and the President and CEO of Metso Corporation from liability for the financial year 2006. In addition, the Annual General Meeting approved the proposals of the Board of Directors to amend the Articles of Association and to authorize Board of Directors to resolve of a repurchase of the Corporation’s own shares and of a share issue.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General Meeting in respect of the composition of the Board of Directors along with the director remuneration. Nomination Committee consists of the representatives appointed by the four biggest shareholders along with the Chairman of the Board of Directors as an expert member.
Matti Kavetvuo was re-elected the Chairman of the Board and Jaakko Rauramo was re-elected the Vice Chairman of the Board. Eva Liljeblom, Professor at the Swedish School of Economics and Business Administration, Helsinki, Finland, was elected as new member of the Board. Board members re-elected were Svante Adde, Maija-Liisa Friman, Christer Gardell and Yrjö Neuvo. The term of office of Board members lasts until the end of the next Annual General Meeting.
The Annual General Meeting decided that the annual remunerations for Board members be EUR 80,000 for the Chairman, EUR 50,000 for the Vice Chairman and the Chairman of the Audit Committee and EUR 40,000 for the members and that the meeting fee including committee meetings be EUR 500 for meeting.
The auditing company, Authorized Public Accountant PricewaterhouseCoopers was re-elected to act as an Auditor of the Corporation until the end of the next Annual General Meeting.
The Annual General Meeting decided that a dividend of EUR 1.50 per share be paid for the financial year which ended on December 31, 2006. The dividend will be paid to shareholders who have been entered as shareholders in the Corporation’s shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, April 10, 2007. The dividend will be paid on April 17, 2007.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 20 484 3240
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.